EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
TransCanada 401(k) and Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-184074 and No. 333-151736) on Form S-8 of TransCanada Corporation of our report dated June 25, 2015, with respect to the statements of net assets available for benefits of the TransCanada 401(k) and Savings Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, part IV, line 4i - schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the TransCanada 401(k) and Savings Plan.

/s/ KPMG LLP

Houston, Texas
June 25, 2015